Free Writing Prospectus (To the Prospectus dated February 10, 2009, the Prospectus Supplement dated September 14, 2009 and Index Supplement dated September 14, 2009)	Filed Pursuant to Rule 433 Registration No. 333-145845 January 13, 2010

$ Autocallable Knock-Out Buffer Notes Linked to the Dow Jones EURO STOXX 50® Index due October 26, 2010[1] Medium-Term Notes, Series A

General

•	Senior unsecured obligations of Barclays Bank PLC maturing October 26, 2010[1].

•	Minimum denominations of $10,000 and integral multiples of $1,000 in excess thereof.

•	The Notes are expected to price on or about January 15, 2010[2] (the “pricing date”) and are expected to issue on or about January 21, 2010[2] (the “issue date”).

Key Terms	Terms used in this free writing prospectus, but not defined herein, shall have the meanings ascribed to them in the prospectus supplement.

Issuer:	Barclays Bank PLC

Reference Asset:	Dow Jones EURO STOXX 50® Index (the “Index”) (Bloomberg ticker symbol “SX5E <Index>”)

Automatic Call:	On any review date, if the closing level of the Index is greater than or equal to the call level, the Notes will be automatically called for a cash payment per Note equal to the call price, which will be payable on the applicable premium payment date.

Review Dates:	The fourth scheduled trading day of each calendar week during the observation period.

Call Price:	For every $1,000 principal amount Note, you will receive a cash payment of $1,000 plus the call premium.

Call Premium:	$1,000 multiplied by the Premium Percentage.

Premium Percentage:	7.00%

Premium Payment Date:	The third business day after the applicable review date.

Call Level	107.00% of the initial level

Maximum Return:	7.00%

Knock-Out Event:	A knock-out event occurs if, on any scheduled trading day during the observation period, the closing level of the Index has decreased, as compared to the initial level, by more than the Knock-Out Buffer Amount.

Knock-Out Buffer Amount:	20.00%

Contingent Minimum Return:	2.35%

Observation Period:	The period commencing on but excluding the pricing date to and including the final valuation date.

Payment at Maturity:

If the Notes are not automatically called on or prior to the final valuation date and a knock-out event has occurred, you will receive at maturity a cash payment equal to the principal amount of your Notes plus the product of (i) 100% of your principal amount and (ii) the index return, subject to the maximum return. Under these circumstances, your payment at maturity per $1,000 principal amount Note will be calculated as follows, subject to the maximum return:

$1,000 + ($1,000 × Index Return)

If the Notes are not automatically called on or prior to the final valuation date and a knock-out event has occurred, you will be fully exposed to declines in the reference asset and you may lose some or all of your investment.

If the Notes are not automatically called on or prior to the final valuation date and a knock-out event has not occurred, you will receive at maturity a cash payment equal to the principal amount of your Notes plus the product of (i) 100% of your principal amount and (ii) the greater of (a) the contingent minimum return and (b) the index return, subject to the maximum return. Under these circumstances, your payment at maturity per $1,000 principal amount Note will be calculated as follows, subject to the maximum return:

$1,000 + [$1,000 × the greater of (a) Index Return and (b) Contingent Minimum Return]

Because the call level is equal to 107.00% of the initial level, if the Notes are not automatically called on or prior to the final valuation date, the return on your investment at maturity will always be less than 7.00%. Accordingly, the maximum return on the Notes will be limited to the Premium Percentage of 7.00%.

Index Return:	The performance of the Index from the initial level to the final level, calculated as follows: Final Level – Initial Level Initial Level

Initial Level:	, the closing level of the Index on the pricing date.

Final Level:	The closing level of the Index on the final valuation date.

Scheduled Trading Day:	Any day on which (a) the level of the Index is published, and (b) trading is generally conducted on the markets on which the securities comprising the Index are traded, in each case as determined by the calculation agent in its sole discretion.

Final Valuation Date:	October 21, 2010[1]

Maturity Date:	October 26, 2010[1]

Calculation Agent:	Barclays Bank PLC

CUSIP/ISIN:	06740JQV5 and US06740JQV51

[1]

Subject to postponement in the event of a market disruption event and as described under “Reference Assets—Indices—Market Disruption Events for Securities with the Reference Asset Comprised of an Index or Indices of Equity Securities, Interest Rates, Currency Exchange Rates, Currencies, or Other Asset or Variables (other than Commodities)” in the prospectus supplement. If the final valuation date is not a scheduled trading day, then the final valuation date will be the next succeeding scheduled trading day. If the final valuation date is postponed because it is not a scheduled trading day, then the maturity date will be postponed so that the number of business days between the final valuation date (as postponed) and the maturity date (as postponed) remains the same.

[2]	Expected. In the event we make any change to the expected pricing date and issue date, the final valuation date and maturity date will be changed so that the stated term of the Notes remains the same.

Investing in the Notes involves a number of risks. See “Risk Factors” beginning on page S-5 of the prospectus supplement, “Risk Factors” beginning on page IS-2 of the index supplement and “Selected Risk Considerations” beginning on page FWP-5 of this free writing prospectus.

The Notes will not be listed on any U.S. securities exchange or quotation system. Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined that this free writing prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

	Price to Public[3]	Agent’s Commission	Proceeds to Barclays Bank PLC
Per Note	100%	%	%
Total	$	$	$

[3]

The price to the public for any single purchase by an investor in certain trust accounts, who is not being charged the full selling concession or fee by other dealers of approximately [—]%, is [—]%. The price to the public for all other purchases of Notes is 100%.

The Notes are not bank deposits and are not insured by the U.S. Federal Deposit Insurance Corporation or any other governmental agency, nor are they obligations of, or guaranteed by, a bank.

Barclays Bank PLC has filed a registration statement (including a prospectus) with the U.S. Securities and Exchange Commission (“SEC”) for the offering to which this free writing prospectus relates. Before you invest, you should read the prospectus dated February 10, 2009, the prospectus supplement dated September 14, 2009, the index supplement dated September 14, 2009, and other documents Barclays Bank PLC has filed with the SEC for more complete information about Barclays Bank PLC and this offering. Buyers should rely upon the prospectus, prospectus supplement, index supplement and any relevant free writing prospectus or pricing supplement for complete details. You may get these documents and other documents Barclays Bank PLC has filed for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, Barclays Bank PLC or any agent or dealer participating in this offering will arrange to send you the prospectus, prospectus supplement, index supplement, preliminary pricing supplement, if any, and final pricing supplement (when completed) and this free writing prospectus if you request it by calling your Barclays Bank PLC sales representative, such dealer or 1-888-227-2275 (Extension 3430). A copy of the prospectus may be obtained from Barclays Capital Inc., 745 Seventh Avenue—Attn: US InvSol Support, New York, NY 10019.

You may revoke your offer to purchase the Notes at any time prior to the pricing as described on the cover of this free writing prospectus. We reserve the right to change the terms of, or reject any offer to purchase the Notes prior to their issuance. In the event of any changes to the terms of the Notes, we will notify you and you will be asked to accept such changes in connection with your purchase. You may also choose to reject such changes in which case we may reject your offer to purchase.

ADDITIONAL TERMS SPECIFIC TO THE NOTES

You should read this free writing prospectus together with the prospectus dated February 10, 2009, as supplemented by the prospectus supplement dated September 14, 2009 and the index supplement dated September 14, 2009 relating to our Medium-Term Notes, Series A, of which these Notes are a part. This free writing prospectus, together with the documents listed below, contains the terms of the Notes and supersedes all prior or contemporaneous oral statements as well as any other written materials including preliminary or indicative pricing terms, correspondence, trade ideas, structures for implementation, sample structures, brochures or other educational materials of ours. You should carefully consider, among other things, the matters set forth under “Risk Factors” in the prospectus supplement and the index supplement, as the Notes involve risks not associated with conventional debt securities. We urge you to consult your investment, legal, tax, accounting and other advisors before you invest in the Notes.

You may access these documents on the SEC website at www.sec.gov as follows (or if such address has changed, by reviewing our filings for the relevant date on the SEC website):

•	Prospectus dated February 10, 2009:

http://www.sec.gov/Archives/edgar/data/312070/000119312509023285/dposasr.htm

•	Prospectus Supplement dated September 14, 2009:

http://www.sec.gov/Archives/edgar/data/312070/000119312509190954/d424b3.htm

•	Index supplement dated September 14, 2009:

http://www.sec.gov/Archives/edgar/data/312070/000119312509190961/d424b3.htm

Our SEC file number is 1-10257. As used in this free writing prospectus, the “Company,” “we,” “us,” or “our” refers to Barclays Bank PLC.

FWP–2

What is the Total Return on the Notes at Maturity Assuming a Range of Performance for the Index?

The following table illustrates the hypothetical total return at maturity on the Notes. The “total return” as used in this free writing prospectus is the number, expressed as a percentage, that results from comparing the payment at maturity or payment upon automatic call, as applicable, per $1,000 principal amount Note to $1,000. The hypothetical total returns set forth below assume an initial level of 3,010.24 a Knock-Out Buffer Amount of 20.00%, a maximum return on the Notes of 7.00%, a Premium Percentage of 7.00% and a contingent minimum return of 2.35%. The hypothetical total returns set forth below are for illustrative purposes only and may not be the actual total returns applicable to a purchaser of the Notes. The numbers appearing in the following table and examples have been rounded for ease of analysis.

Notes Are Not Automatically Called				Notes Are Automatically Called
Final Level	Index Return	Total Return if Knock-Out Event Has Not Occurred[1]	Total Return if Knock-Out Event Has Occurred[2]	Closing Level of Index on Any Review Date	Percentage Appreciation/ Depreciation on any Review Date	Total Return on Any Review Date
6020.48	100.00%	N/A	N/A	6020.48	100.00%	7.00%
5719.46	90.00%	N/A	N/A	5719.46	90.00%	7.00%
5418.43	80.00%	N/A	N/A	5418.43	80.00%	7.00%
5117.41	70.00%	N/A	N/A	5117.41	70.00%	7.00%
4816.38	60.00%	N/A	N/A	4816.38	60.00%	7.00%
4515.36	50.00%	N/A	N/A	4515.36	50.00%	7.00%
4214.34	40.00%	N/A	N/A	4214.34	40.00%	7.00%
3913.31	30.00%	N/A	N/A	3913.31	30.00%	7.00%
3612.29	20.00%	N/A	N/A	3612.29	20.00%	7.00%
3311.26	10.00%	N/A	N/A	3311.26	10.00%	7.00%
3220.96	7.00%	N/A	N/A	3220.96	7.00%	7.00%
3160.75	5.00%	5.00%	5.00%	3160.75	5.00%	N/A
3010.24	0.00%	2.35%	0.00%	3010.24	0.00%	N/A
2709.22	-10.00%	2.35%	-10.00%	2709.22	-10.00%	N/A
2558.70	-15.00%	2.35%	-15.00%	2558.70	-15.00%	N/A
2408.19	-20.00%	2.35%	-20.00%	2408.19	-20.00%	N/A
2257.68	-25.00%	N/A	-25.00%	2257.68	-25.00%	N/A
2107.17	-30.00%	N/A	-30.00%	2107.17	-30.00%	N/A
1806.14	-40.00%	N/A	-40.00%	1806.14	-40.00%	N/A
1505.12	-50.00%	N/A	-50.00%	1505.12	-50.00%	N/A
1204.10	-60.00%	N/A	-60.00%	1204.10	-60.00%	N/A
903.07	-70.00%	N/A	-70.00%	903.07	-70.00%	N/A
602.05	-80.00%	N/A	-80.00%	602.05	-80.00%	N/A
301.02	-90.00%	N/A	-90.00%	301.02	-90.00%	N/A
0.00	-100.00%	N/A	-100.00%	0.00	-100.00%	N/A

[1]	Closing level of the Index has not declined by more than 20.00% from the initial level on any scheduled trading day during the observation period.
[2]	Closing level of the Index has declined by more than 20.00% from the initial level on any scheduled trading day during the observation period.

FWP–3

Hypothetical Examples of Amounts Payable at Maturity

The following examples illustrate how the total returns set forth in the table above are calculated.

Example 1: The level of the Index increases from the initial level of 3,010.24 to a closing level of 3,612.29 on a review date. Because the closing level of the Index on a review date of 3,612.29 is greater than the call level of 3,220.96, the Notes are automatically called, and the investor receives a single payment of $1,070.00 per $1,000 principal amount Note, calculated as follows:

$1,000 + ($1,000 × 7.00%) = $1,070.00

Example 2: The Notes are not automatically called, a knock-out event has not occurred, and the level of the Index decreases from the initial level of 3,010.24 to a final level of 2,709.22. Because a knock-out event has not occurred and the index return of -10.00% is less than the contingent minimum return of 2.35%, the investor receives a payment at maturity of $1,023.50 per $1,000 principal amount Note, calculated as follows:

$1,000 + ($1,000 × 2.35%) = $1,023.50

Example 3: The Notes are not automatically called, a knock-out event has not occurred, and the level of the Index increases from the initial level of 3,010.24 to a final level of 3,160.75. Because a knock-out event has not occurred and the index return of 5.00% is greater than the contingent minimum return of 2.35%, the investor receives a payment at maturity of $1,050.00 per $1,000 principal amount Note, calculated as follows:

$1,000 + ($1,000 × 5.00%) = $1,050.00

Example 4: The Notes are not automatically called, a knock-out event has occurred, and the level of the Index decreases from the initial level of 3,010.24 to a final level of 2,709.22. Because a knock-out event has occurred and the index return is -10.00%, the investor receives a payment at maturity of $900.00 per $1,000 principal amount Note, calculated as follows:

$1,000 + ($1,000 × -10.00%) = $900.00

Selected Purchase Considerations

•

Appreciation Potential—The Notes provide the opportunity to participate in the appreciation of the Index on any review date or at maturity, subject to the maximum return of 7.00%. If the Notes are not automatically called and a knock-out event has not occurred, in addition to the principal amount, you will receive at maturity at least the contingent minimum return of 2.35%, or a minimum payment at maturity of $1,023.50 for every $1,000 principal amount Note, even if the final level has not increased by as much as 2.35% or has declined from the initial level. Because the Notes are our senior unsecured obligations, payment of any amount at maturity is subject to our ability to pay our obligations as they become due.

•

Potential Early Exit with Appreciation as a Result of Automatic Call Feature—While the original term of the Notes is approximately nine months, the Notes will be called before maturity if the closing level of the Index is at or above the call level on any review date, and you will be entitled to a cash payment equal to $1,000 plus the call premium, which represents the maximum gain on the Notes.

•

Limited Protection Against Loss—If the Notes are not automatically called and a knock-out event occurred, you will lose 1.00% of the principal amount of your Notes for every 1.00% the final level of the Index has decreased compared to the initial level. If a knock-out event has occurred and the index return is -100.00%, you will lose your entire investment.

•

Certain U.S. Federal Income Tax Considerations—Some of the tax consequences of your investment in the Notes are summarized below. The discussion below supplements the discussion under “Certain U.S. Federal Income Tax Considerations” in the accompanying prospectus supplement. As described in the prospectus supplement, this section applies to you only if you are a U.S. holder (as defined in the accompanying prospectus supplement) and you hold your Notes as capital assets for tax purposes and does not apply to you if you are a member of a class of holders subject to special rules or are otherwise executed from the discussion in the prospectus supplement.

The United States federal income tax consequences of your investment in the Notes are uncertain and the Internal Revenue Service could assert that the Notes should be taxed in a manner that is different than described below. Pursuant to the terms of the Notes, Barclays Bank PLC and you agree, in the absence of a change in law or an administrative or judicial ruling to the contrary, to characterize your Notes as a pre-paid cash-settled executory contract with respect to the Index. If your Notes are so treated, you should generally recognize capital gain or loss upon the sale, redemption or maturity of your Notes in an amount equal to the difference between the amount you receive at such time and the amount you paid for your Notes. Because the term of your Notes will not exceed one year, any gain or loss you recognize upon the sale, redemption or maturity of your Notes should generally be short-term capital gain or loss. Short-term capital gains are generally subject to tax at the marginal tax rates applicable to ordinary income.

FWP–4

In the opinion of our special tax counsel, Sullivan & Cromwell LLP, it would be reasonable to treat your Notes in the manner described above. This opinion assumes that the description of the terms of the Notes in this free writing prospectus is materially correct.

As discussed further in the accompanying prospectus supplement, the Treasury Department and the Internal Revenue Service are actively considering various alternative treatments that may apply to instruments such as the Notes, possibly with retroactive effect.

For a further discussion of the tax treatment of your Notes as well as possible alternative characterizations, please see the discussion under the heading “Certain U.S. Federal Income Tax Considerations—Certain Notes Treated as Forward Contracts or Executory Contracts” in the accompanying prospectus supplement. You should consult your tax advisor as to the possible alternative treatments in respect of the Notes. For additional, important considerations related to tax risks associated with investing in the Notes, you should also examine the discussion in “Selected Risk Considerations—Taxes”, in this free writing prospectus.

Selected Risk Considerations

An investment in the Notes involves significant risks. Investing in the Notes is not equivalent to investing directly in the Index or any of the component stocks of the Index. These risks are explained in more detail in the “Risk Factors” sections of the prospectus supplement and the index supplement.

•

Your Investment in the Notes May Result in a Loss—The Notes do not guarantee any return of principal. If the Notes are not automatically called, the return on the Notes at maturity is linked to the performance of the Index and will depend on whether a knock-out event has occurred and the extent to which the index return is positive or negative. If the closing level of the Index has declined, as compared to the initial level, by more than the Knock-Out Buffer Amount of 20.00% on any scheduled trading day during the observation period, a knock-out event will have occurred, and the protection provided by the contingent minimum return will terminate. Under these circumstances, you could lose up to 100% of your investment.

•

Your Maximum Gain on the Notes is Limited to the Call Premium—Because the call level is equal to 107.00% of the initial level, the maximum gain on the Notes will be limited to the Call Premium regardless of the appreciation in the Index, which may be significant. Accordingly, if the Notes are not automatically called on or prior to the final valuation date, because the payment at maturity will reflect the performance of the Index, the return on your investment at maturity will always be less than 7.00%. Because the closing level of the Index at various times during the term of the Notes could be higher than the closing level as measured on the review dates, including the final valuation date, you may receive a lower payment if called or at maturity, as the case may be, than you would have if you had invested directly in the Index.

•

No Interest or Dividend Payments or Voting Rights—As a holder of the Notes, you will not receive interest payments, and you will not have voting rights or rights to receive cash dividends or other distributions or other rights that holders of securities composing the Index would have.

•

Certain Built-In Costs Are Likely to Adversely Affect the Value of the Notes Prior to Maturity—While the payment at maturity described in this free writing prospectus is based on the full principal amount of your Notes, the original issue price of the Notes includes the agent’s commission and the cost of hedging our obligations under the Notes through one or more of our affiliates. As a result, the price, if any, at which Barclays Capital Inc. and other affiliates of Barclays Bank PLC will be willing to purchase Notes from you in secondary market transactions will likely be lower than the original issue price, and any sale prior to the maturity date could result in a substantial loss to you. The Notes are not designed to be short-term trading instruments. Accordingly, you should be able and willing to hold your Notes to maturity.

•

No Direct Exposure to Fluctuations in Foreign Exchange Rates—The value of your Notes will not be adjusted for exchange rate fluctuations between the U.S. dollar and the currency in which the stocks composing the Index are denominated, although any currency fluctuations could affect the performance of the Index. Therefore, if the applicable currency appreciates or depreciates relative to the U.S. dollar over the term of the Notes, you will not receive any additional payment or incur any reduction in your payment at maturity.

•

Lack of Liquidity—The Notes will not be listed on any securities exchange. Barclays Capital Inc. and other affiliates of Barclays Bank PLC intend to offer to purchase the Notes in the secondary market but are not required to do so. Even if there is a secondary market, it may not provide enough liquidity to allow you to trade or sell the Notes easily. Because other dealers are not likely to make a secondary market for the Notes, the price at which you may be able to trade your Notes is likely to depend on the price, if any, at which Barclays Capital Inc. and other affiliates of Barclays Bank PLC are willing to buy the Notes.

FWP–5

•

Reinvestment Risk—If your Notes are called early, the term of the Notes may be reduced to shorter than one week. There is no guarantee that you would be able to reinvest the proceeds from an investment in the Notes at a comparable return for a similar level of risk in the event the Notes are called prior to the maturity date.

•

Potential Conflicts—We and our affiliates play a variety of roles in connection with the issuance of the Notes, including acting as calculation agent and hedging our obligations under the Notes. In performing these duties, the economic interests of the calculation agent and other affiliates of ours are potentially adverse to your interests as an investor in the Notes.

•

Taxes—The federal income tax treatment of the Notes is uncertain and the Internal Revenue Service could assert that the Notes should be taxed in a manner that is different than described above. As discussed further in the accompanying prospectus supplement, on December 7, 2007, the Internal Revenue Service issued a notice indicating that it and the Treasury Department are actively considering whether, among other issues, you should be required to accrue interest over the term of an instrument such as the Notes even though you will not receive any payments with respect to the Notes until the Notes mature or are redeemed and whether all or part of the gain you may recognize upon the sale, redemption or maturity of an instrument such as the Notes could be treated as ordinary income. The outcome of this process is uncertain and could apply on a retroactive basis. You should consult your tax advisor as to the possible alternative treatments in respect of the Notes.

•

Many Economic and Market Factors Will Impact the Value of the Notes—In addition to the level of the Index on any day, the value of the Notes will be affected by a number of economic and market factors that may either offset or magnify each other, including:

•	the Notes are subject to an automatic call feature;

•	the expected volatility of the Index;

•	the time to maturity of the Notes;

•	whether a knock-out event has occurred;

•	the dividend rate on the common stocks underlying the Index;

•	interest and yield rates in the market generally;

•	a variety of economic, financial, political, regulatory or judicial events;

•	the exchange rate and the volatility of the exchange rate between the U.S. dollar and the currency in which the stocks composing the Index are denominated; and

•	our creditworthiness, including actual or anticipated downgrades in our credit ratings.

Description of the Reference Asset

The Dow Jones EURO STOXX 50® Index consists of 50 component stocks of European blue-chip companies within the Eurozone. For additional information about the Dow Jones EURO STOXX 50® Index, see the information set forth under “Equity Indices—Dow Jones EURO STOXX 50® Index” in the index supplement.

Historical Information

The following graph sets forth the historical performance of the Index based on the daily Index closing level from January 7, 2002 through January 11, 2010. The Index closing level on January 11, 2010 was 3,010.24.

We obtained the Index closing levels below from Bloomberg, L.P. We make no representation or warranty as to the accuracy or completeness of the information obtained from Bloomberg, L.P. The historical levels of the Index should not be taken as an indication of future performance, and no assurance can be given as to the Index closing level during the observation period or on the final valuation date. We cannot give you assurance that the performance of the Index will result in the return of any of your initial investment.

FWP–6

PAST PERFORMANCE IS NOT INDICATIVE OF FUTURE RESULTS.

Certain Employee Retirement Income Security Act Considerations

Your purchase of a Note in an Individual Retirement Account (an “IRA”), will be deemed to be a representation and warranty by you, as a fiduciary of the IRA and also on behalf of the IRA, that (i) neither the issuer, the placement agent nor any of their respective affiliates has or exercises any discretionary authority or control or acts in a fiduciary capacity with respect to the IRA assets used to purchase the Note or renders investment advice (within the meaning of Section 3(21)(A)(ii) of the Employee Retirement Income Security Act (“ERISA”)) with respect to any such IRA assets and (ii) in connection with the purchase of the Note, the IRA will pay no more than “adequate consideration” (within the meaning of Section 408(b)(17) of ERISA) and in connection with any redemption of the Note pursuant to its terms will receive at least adequate consideration, and, in making the foregoing representations and warranties, you have (x) applied sound business principles in determining whether fair market value will be paid, and (y) made such determination acting in good faith.

Supplemental Plan of Distribution

JPMorgan Chase Bank, N.A. and JPMorgan Securities Inc. will act as placement agents for the Notes and will receive a fee from the Company that would not exceed $7.50 per $1,000 principal amount Note.

FWP–7